Exhibit 99.1

Corporate Communications

CNH Industrial announces key changes to Group Executive Council

London, February 19, 2015

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces key changes to its Group Executive Council (GEC), the Company’s highest executive decision-making body outside of its Board of Directors.

Effective immediately, Derek Neilson is appointed EMEA Chief Operating Officer (COO) with responsibility for Europe, the Middle East and Africa, replacing Andreas Klauser. Mr. Neilson first joined CNH Industrial in 1999. An existing member of the GEC, prior to this assignment Mr. Neilson served as Chief Manufacturing Officer. Tom Verbaeten assumes Mr. Neilson’s former role with responsibility for Manufacturing. Mr. Verbaeten was previously Head of EMEA Manufacturing for the agriculture and construction segments.

Andreas Klauser is confirmed as Brand President for Case IH. Mr. Klauser has more than 20 years of experience in the agricultural industry, much of which he has gained through his career within CNH Industrial.

Giovanni Bartoli is assigned responsibility for the FPT Industrial brand organisation. Mr. Bartoli began his career in automotive components and has held a number of important roles within the former Fiat Auto (now Fiat Chrysler Automobiles). He has been with FPT since its inception.

These appointments are put into place to further increase the regional operating integration and brand focus of the organisation.

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HG United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contacts:

Laura Overall	Alessia Domanico
Corporate Communications Manager	Corporate Communications
CNH Industrial	CNH Industrial
Tel. +44 (0)1268 292 468	Tel: +44 (0)1268 292 992

Email: mediarelations@cnhind.com www.cnhindustrial.com